EXHIBIT 99.2

Management’s Discussion and Analysis
For The Nine Months Ended
September 30, 2013

Management’s Discussion and Analysis

November 13, 2013

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at September 30, 2013, unless otherwise stated; (iii) all references to monetary amounts are in Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended.  All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, access to surface areas for potential development at Caspiche, the timing of its drilling, exploration programs and exploration results and completion of various studies, ability to meet or realize objectives relating to the potential development of the Caspiche project, adequacy of water and power, relations with indigenous communities, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law.  Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, potential production objectives and estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed in the Company’s Annual Information Form dated April 1, 2013, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies.  Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  For the reasons set forth above, readers should not place undue reliance on forward-looking statements.  All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”).  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Third Quarter 2013
During the quarter the Company conducted mineral exploration drilling as part of an initial 2,500 metre (“m”) drill program at the Angeles property located in Northern Sonora State, Mexico.  On August 20th, the Company announced it had completed 11 drill holes at the La Bonanza zone and 4 at the La Verde zone, 1.1 km to the west of La Bonanza.  These drill holes complete the Phase One exploration drill campaign at Angeles, substantially completing the $1 million in committed exploration expenditures at Angeles for 2013 pursuant to an agreement whereby Exeter can earn up to 70% in the Angeles property.

On September 17th, initial drilling commenced at the La Buena project, Mexico.  Recently completed expansion IP geophysics successfully complimented previous IP work centred on the Julia zone, the principal drill target at La Buena.  The initial drill program at La Buena is expected to be completed in Q4/13.  Assay results are expected to be released following the completion of a series of drill holes.  Exeter has the option to earn a 60% interest in the La Buena property from San Marco and has committed to first year expenditures of $1.4 million.  San Marco Resources is responsible for conducting exploration activities.

The Julia zone has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.  The La Buena property consists of an 8,500 hectare land package located in an active mining region within northern Zacatecas State, Mexico.  The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

On September 23rd, the Company announced it is evaluating a new approach for the potential development of the Caspiche gold-copper deposit in Chile.  The new approach is to consider both a standalone open pit oxide gold operation as well as a similar initial operation that then later combines with underground mining of the central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) are conducting the initial studies.  These new studies will investigate lower capital cost and scaleable mining alternatives than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

In the Company’s January 2012 pre-feasibility study, gold within oxidized material was to be mined as part of the large scale open pit operation.  High throughput (70,000 tonnes per requirements) levels provided solid economics under the framework of a large scale operation.  In order to reduce initial capital while expanding the oxide mine life, Exeter is now evaluating a reduced throughput mine plan targeting 100,000 ounces of gold production per year (30,000 tonnes per day) over a 10 year mine life*.

The Caspiche sulphide deposit hosts a central more intensely mineralized core that has considerably higher grades and better metallurgical characteristics than the broader scale sulphide deposit.  This higher grade zone, has dimensions up to 500 metres by 300 metres by +1,000 metres vertically, and is associated with a strongly mineralized diorite porphyry unit.  Both copper and gold recoveries have been shown to be higher in this zone and higher concentrate grades can be achieved, according to existing testwork.

The study will target mining the higher grade zone using selective, top-down, open stope mining methods, rather than the bottom-up (block cave) underground approach previously evaluated by the Company.  The objective is to accelerate access to the higher grade core with lower upfront capital expenditures.  Initial targeted throughput is 15,000 tonnes per day with future expansions targeting up to 27,000 tonnes per day*.  Other anticipated advantages to a smaller scale, but higher grade operation include greatly reduced water and power requirements when compared to the previous large scale open pit scenario proposed in the January 2012 pre-feasibility study.

* Disclaimer: These are initial guidelines or concepts and objectives of the proposed studies that require detailed evaluation and engineering work to determine logistical and economic viability. These figures could change and should not be relied upon. There is no certainty that the figures or objectives outlined will be realized in the studies.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American.  Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 m of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011.  Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production by March 2026.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$750,000 paid to September 30, 2013) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 km (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.  To September 30, 2013 the Company had completed 1,644 m of drilling.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company.  The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000.  In June 2013 the Company withdrew from the option.

Water JV agreement

On June 3, 2013 the Company announced that its Chilean subsidiary, Minera Eton, had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation.  The JV covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile.  Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.  Exeter has committed US$500,000 to the JV for water exploration.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Company paid US$1.5 million and is required to make 10 payments of approximately US$600,000 annually commencing December 31, 2013 to maintain the easement which is valid for the duration of potential mining activity at Caspiche.  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the easement.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property

The Angeles property comprises a 12,410 hectare (ha) land package located in Sonora State, Mexico.  The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 km.  Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 m underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property had never been drill tested.  Project infrastructure is considered excellent including road access, nearby electrical power and readily available skilled labour.  A diamond drilling program which commenced in April was completed in August 2013.  Results are currently being evaluated in order to determine if the Company will proceed to the 2nd year of the Angeles Agreement.

The Angeles Agreement

Pursuant to the Angeles Agreement, Exeter can earn 51% in the Angeles property by spending $10.0 million over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures.  Exeter is also required to make cash payments totaling $950,000 staged over 7 years ($100,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).

Exeter has committed to an expenditure of $1.0 million (substantially completed) by December 31, 2013 at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas.  The Company can withdraw from the option at any time after the first year without penalty.

Stage One – Angeles
Purchases of San Marco common shares are as follows:
(i)	$100,000 on completion of due diligence (acquired 625,000 common shares);
(ii)	additional $100,000 by January 7, 2014;
(iii)	additional $150,000 by January 7, 2015; and
(iv)	additional $150,000 by January 7, 2016,
for total Stage One – cash payments of $500,000.

Exploration expenditures are as follows:
(i)	$1.0 million by December 31, 2013 (substantially completed);
(ii)	additional $1.5 million by December 31, 2014;
(iii)	additional $3.0 million by December 31, 2015; and
(iv)	additional $4.5 million by December 31, 2016,
for total Stage One – exploration expenditures of $10.0 million.

Stage Two – Angeles
Purchases of San Marco common shares are as follows:
(i)	additional $150,000 by April 7, 2017;
(ii)	additional $150,000 by April 7, 2018;
(iii)	additional $150,000 by April 7, 2019,
for total Stage Two – cash payments of $450,000 and cumulative cash payments of $950,000.

Exploration expenditures are as follows:
(i)	additional $3.0 million by March 31, 2018;
(ii)	additional $3.0 million by March 31, 2019; and
(iii)	additional $4.0 million by March 31, 2020,
for total Stage Two – exploration expenditures of $10.0 million and cumulative expenditures of $20.0 million.

La Buena Property

The La Buena property consists of an 8,500 ha land package located in an active mining region within northern Zacatecas State, Mexico.  The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.  Activity includes expanded IP geophysical coverage of the property (completed) to facilitate a drilling program, principally to test the Julia target.

The La Buena Agreement

Pursuant to the agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

Exeter has committed to an expenditure of $1.4 million by March 1, 2014 at La Buena, which includes a property scale IP program and a planned drilling program.  The Company can withdraw from the option at any time after the first year without penalty.

Purchases of San Marco common shares are as follows:
(a)	$150,000 on completion of due diligence (acquired 937,500 common shares);
(b)	additional $150,000 by March 7, 2014;
(c)	additional $100,000 by March 7, 2015;
(d)	additional $100,000 by March 7, 2016; and
(e)	additional $150,000 by March 7, 2017,
for total cash payments of $650,000.

Exploration expenditures are as follows:
(a)	$1.4 million by March 1, 2014 ($877,000 incurred and advanced);
(b)	additional $1.6 million by March 1, 2015;
(c)	additional $2.7 million by March 1, 2016;
(d)	additional $3.5 million by March 1, 2017 and
(e)	additional $5.8 million by March 1, 2018,
for total exploration expenditures of $15.0 million.

Pursuant to the Angeles and La Buena Agreements, San Marco, which has an established exploration team in Mexico, will initially be the project operator.  Detailed exploration programs will be determined by a management committee consisting of Exeter and San Marco representatives.

Results from Operations

The Company began 2013 and ended the quarter with 88,407,753 common shares outstanding.

As at November 13, 2013 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the third quarter ended September 30, 2013 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  The following selected information is taken from the Interim Financial Statements.

Three Months Ended September 30, 2013

The Company ended the third quarter, September 30, 2013, with $43.3 million in cash and cash equivalents, and incurred approximately $2.2 million in exploration expenditures during the period.  Share-based compensation expense of $737,000 was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2013, and the vesting of stock options that were issued and re-priced in previous years.

Nine Months Ended September 30, 2013 compared to the Nine Months Ended September 30, 2012

At September 30, 2013, the Company had $43.3 million in cash and cash equivalents, $14.1 million less than the $57.4 million that was held at September 30, 2012.  The decrease relates to the Company utilizing its cash resources to fund project exploration and administrative requirements.

The Company currently has no revenue generating activities.  Interest income of $483,000 was recognized in the nine months ended September 30, 2013 compared to $625,000 in the nine months ended September 30, 2012.  The decrease in 2013 was due to less cash in treasury as it was utilized in funding project exploration and administrative activities.

Loss for the nine month period ended September 30, 2013 was $15.4 million compared to $19.7 million in the same period in 2012.

Significant variances for expenses:

•
Directors fees: $1,235,000 ($1,622,000 in 2012) – the change is mostly attributable to a decrease of approximately $362,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to directors in 2012.

•
Management fees: $797,000 ($2,639,000 in 2012) – the change is mostly attributable to a decrease of approximately $1,208,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to management in 2012 and payments on the termination of certain management contracts.

•
Mineral property exploration expenditures: $11.6 million ($14.1 million in 2012) – the higher exploration expenditures in the 2012 period was largely attributable to the advanced hydrology and hydrogeology studies and environmental and community baseline studies undertaken, as well as geotechnical and metallurgical drilling that was completed at Caspiche in the first half of 2012.

Three Months Ended September 30, 2013 compared to the Three Months ended September 30, 2012

The loss in the three months ended September 30, 2013 of $3.1 million is $800,000 less than the loss of $3.9 million incurred in the three months ended September 30, 2012.  The decrease was primarily related to a decrease in management fees of $753,000 and a reduction in stock-based compensation of $232,000.  The decrease in management fees from the 2012 period was largely attributable to a $500,000 termination payment made pursuant to the consulting agreement with the former Vice President Corporate Development.

The following is a summary of quarterly results taken from the Company’s condensed interim consolidated financial statements:

Three month period ended September 30, (in thousands)	2013	2012
Interest income	$142	$201
Mineral property exploration expenditures	$2,151	$2,262
Share-based compensation 1	$737	$833
Loss	$3,114	$3,904
Basic and diluted loss per common share	$0.04	$0.04

1)	share-based compensation costs have been allocated to administrative salaries and consulting, directors’ fees, mineral property exploration expenditures and management fees.

As at (in thousands)	September 30, 2013	December 31, 2012
Total assets	$43,796	$56,325
Total liabilities	$723	$926
Share capital	$246,089	$246,089
Deficit	$(246,426)	$(231,043)

The following selected financial information is extracted from the Company’s financial statements, which are prepared under IFRS as issued by the IASB and covers a summary of the eight most recently completed quarters up to September 30, 2013.

Comparison to Prior Quarterly Periods

		2013				2012		2011
($000’s, except share data)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenues		-	-	-	-	-	-	-
Net loss	3,114	5,970	6,299	5,513	3,904	6,793	9,016	6,852
Basic and diluted loss per common share	$0.04	$0.07	$0.06	$0.07	$0.04	$0.08	$0.10	$0.08

The increase in the loss in the first quarter 2013 compared to the previous two quarters was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement in Chile, and the payment of both an advance royalty payment of US$250,000 and a water rights option payment of US$300,000.  The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2013 totalled $43.3 million compared to $55.2 million at December 31, 2012, a decrease of about $11.9 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche, Angeles and La Buena projects and expenditures will be adjusted as much as possible to match available funding.

Currently, the Company intends to continue to fund the exploration and development of its properties, with specific focus on the Caspiche and La Buena properties, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to their short term of these financial instruments.

The Company operates in a number of countries, including Canada, Mexico and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currency as at September 30, 2013 and December 31, 2012:

2013 (in thousands)
US Dollars
Cash and cash equivalents	77
Accounts payable and accrued liabilities	(60)
Net balance	17
Equivalent in Canadian Dollars	18
Rate to convert to $ CDN	1.0303

2012 in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	-
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

Based on the above net exposures as at September 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $1,800 (2012 - $74,300 and $11,400 for the US dollar and Australian dollar respectively) in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at September 30, 2013 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents invested at September 30, 2013, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $216,000 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash and cash equivalents at September 30, 2013 in the amount of $43.3 million in order to meet short-term business requirements.  At September 30, 2013, the Company had current liabilities of $723,000 which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Except for current year property expenditure commitments of $1.1 million noted below related to the La Buena property and the water JV agreement, option payments and property expenditure obligations related to its projects are contingent on exploration results and can be cancelled at any time (see CHILE and MEXICO above).  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$556	$62	$456	$38	$-
Land easement payments	6,181	618	1,236	1,236	3,091
Property access agreements	14	7	7	-	-
Property expenditure obligations	1,064	1,064	-	-	-
Advance royalty payments	6,697	-	515	515	5,667
Total	$14,512	$1,751	$2,214	$1,789	$8,758

Related Party Transactions

a)
During the period ended September 30, 2013 a total of $673,000 (2012 - $1,463,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees.  Amounts due to related parties of $29,000 at September 30, 2013 (December 31, 2012 - $50,000) are non-interest bearing and are due on demand.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

b)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended September 30, 2013 was $269,000 (2012 - $177,000).  As at September 30, 2013, the Company had amounts receivable of $30,000 (December 31, 2012- $95,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile. Following the announcement of the results from a pre-feasibility study relating to the Caspiche project in January 2012, Exeter has continued to evaluate opportunities to advance the project including the potential for staged development.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration discovery potential.

On September 23, 2013 the Company announced that it is evaluating a new approach for the potential development of the Caspiche deposit. The Company will assess options for open pit mining the near surface oxide gold zone, and subsequent underground mining of the central, higher grade portion of the underlying gold copper sulphide deposit.

The goal is to investigate lower capital cost and scaleable mining alternatives that are more flexible and appropriate to economic conditions in the foreseeable future than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

The new approach is to consider both a standalone open pit oxide gold operation as well as a similar initial operation that later combines with underground mining of the central higher grade gold copper sulphide core. Santiago based engineering consultancies, NCL and Alquimia are conducting the initial studies.
The objective of Exeter’s 2013 water  program is to identify, evaluate, and secure water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche. In order to meet its objectives, Exeter will continue to prioritize exploration/production drilling programs.

Other planned exploration activities include completing an initial drilling program at the La Buena project, principally testing the Julia target.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the Interim Financial Statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.  There have been no changes in the Company’s disclosure controls and procedures during the nine months ended September 30, 2013.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared.  An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks

Risk factors are more fully described in the Company’s current Annual Information Form dated April 1, 2013, and subsequent filings with the Canadian Securities Administrators and the SEC.  You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE-MKT Corporate Governance

The Company’s common shares are listed on the NYSE-MKT.  Section 110 of the NYSE-MKT Company Guide permits the NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE-MKT corporate governance requirements on specific transactions under Section 110 of the NYSE-MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.